PRICEWATERHOUSECOOPERS (LOGO)

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

Report of Independent Accountants

To ORIX Real Estate Capital Markets, LLC:

We have examined management's assertion about ORIX Real Estate Capital Markets, LLC's ("ORECM") compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers ("USAP") (except, for commercial loan and multifamily loan servicing, minimum servicing standards V.4 and VI.l, which the Mortgage Bankers Association has interpreted as inapplicable to such servicing) as of and for the year ended December 31, 1999 included in the accompanying management assertion. Management is responsible for ORECM's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the entity's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about ORECM's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on ORECM's compliance with the minimum servicing standards.

In  our  opinion,   management's   assertion   that  ORECM   complied  with  the
aforementioned minimum servicing standards as of and for the year ended December 31, 1999 is fairly stated, in all material respects.

PricewaterhouseCoopers LLP
February 18, 2000